UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MERIDIAN WASTE SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

58985L

(CUSIP Number)

Here To Serve Holding Corp.

12540 Broadwell Road, Suite 2104

Milton, GA 30004

(678) 871-7457

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Here To Serve Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,322,809 *
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,322,809 *
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,322,809 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* This amount does not include 8,038,843 shares of common stock owned directly by Jeffrey Cosman, the Chief Executive Officer and sole director of the Reporting Person. The shares owned by Here To Serve Holding Corp. were disclosed as being beneficially owned by Mr. Cosman, the Chief Executive Officer and Chairman of the Issuer in the Form 13D that Mr. Cosman filed with the Securities and Exchange Commission on November 17, 2014.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, $0.025 par value per share (the “Common Stock”), of Meridian Waste Solutions, Inc., a New York corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 12540 Broadwell Road, Suite 2104, Milton, GA 30004.

Item 2 Identity and Background.

Here To Serve Holding Corp. is a Delaware corporation having its principal address at 12540 Broadwell Road, Suite 2104, Milton, GA 30004. Its principal business is that of a holding company pursuing new lines of business and acquisitions in various industries.

During the last five years Here To Serve Holding Corp. has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

On October 31, 2014, in accordance with the closing of that certain membership purchase agreement dated October 17, 2014 (the “Purchase Agreement”) disclosed in the Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 22, 2014 and November 5, 2014, pursuant to which the Reporting Person sold (i) 100% of the membership interests of Here to Serve – Missouri Waste Division, LLC d/b/a Meridian Waste, a Missouri limited liability company (“HTS Waste”); (ii) 100% of the membership interests of Here to Serve Technology, LLC, a Georgia limited liability company (“HTS Tech”); and (iii) 100% of the membership interests of Here to Serve – Georgia Division, LLC, a Georgia limited liability company (“HTS Waste Georgia”, and together with HTS Waste and HTS Tech, collectively, the “Membership Interests”) to the Issuer. In consideration for such sale of the Membership Interests pursuant to the Purchase Agreement, 3,322,809 shares of the common stock of the Issuer (the “Shares”) were issued to Here to Serve Holding Corp. on February 6, 2015.

Item 4 Purpose of Transaction.

Except for the anticipated issuance of an in-kind dividend to its shareholders, Here to Serve Holding Corp. does not have any current plans or proposals which relate to or would result in: (a) the acquisition by the Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Here to Serve Holding Corp. beneficially owns 3,322,809 shares of the issued and outstanding common stock of the Company. Such amount represents 14.3% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b) Here to Serve Holding Corp. holds sole voting and dispositive power over the Shares as issued to it.

(c) Other than disclosed below, there were no transactions by Here to Serve Holding Corp. in the Issuer’s Common Stock during the last 60 days:

None

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Here to Serve Holding Corp.; however, the Shares owned by Here to Serve Holding Corp. will subsequently be distributed to its shareholders.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Here to Serve Holding Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Here to Serve Holding Corp. and/or any other person, with respect to any securities of the Issuer.

Item 7 Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2016

/s/ Jeffrey Cosman
Jeffrey Cosman, Chief Executive Officer